UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of report: September 25, 2017

Commission file number 1-12874

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐        No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐        No  ☑

Item 1 - Information Contained in this Report on Form 6-K

Completion of Brookfield and Teekay Investments

On September 25, 2017, Teekay Offshore Partners L.P. (the “Partnership”), Teekay Corporation (“Teekay”) and Brookfield TK TOLP L.P. (“Brookfield TOLP”), an affiliate of Brookfield Business Partners L.P., a public company listed on the New York Stock Exchange and the Toronto Stock Exchange (“Brookfield”), completed their previously announced transactions pursuant to which, among other things, (a) the Partnership issued 244,000,000 common units of the Partnership (“Common Units”) and 62,440,945 warrants to purchase Common Units (the “Brookfield Purchased Warrants”) to Brookfield TOLP for an aggregate purchase price of $610 million, (b) a wholly-owned subsidiary of Teekay sold a 49% interest in Teekay Offshore GP L.L.C., the general partner of the Partnership (the “General Partner”), to Brookfield TK TOGP (“Brookfield TOGP”) for an aggregate purchase price of $4 million, and granted Brookfield TOGP an option to acquire, subject to certain conditions, an additional 2% interest in the General Partner in exchange for 1,000,000 of the Brookfield Purchased Warrants, (c) the Partnership issued 12,000,000 Common Units and 3,059,055 warrants to purchase Common Units to Teekay for an aggregate purchase price of $30 million, (d) the Partnership amended and restated that Subordinate Promissory Note, dated as of July 1, 2016 between the Partnership, as borrower, and Teekay, as lender, in the aggregate amount of $200 million (the “Amended and Restated Promissory Note”), and Brookfield TOLP purchased the Amended and Restated Promissory Note from Teekay for an aggregate purchase price of $140 million and 11,440,945 Brookfield Purchased Warrants, and (e) a wholly-owned subsidiary of Teekay and Brookfield TOGP entered into that Second Amended and Restated Limited Liability Company Agreement of the General Partner. For more information on these transactions and the agreements entered into in connection with these transactions, please see Teekay’s Report on Form 6-K filed with the SEC on August 1, 2017.

Item 6 - Exhibits

The following exhibit is filed as part of this Report:

99.1	Press Release of Teekay Offshore Partners L.P. and Teekay Corporation, dated September 25, 2017

THIS REPORT ON FORM 6-K (BUT EXCLUDING EXHIBIT 99.1) IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF TEEKAY CORPORATION:

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 033-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-212787) FILED THE WITH SEC ON JULY 29, 2016; AND

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-213213) FILED THE WITH SEC ON AUGUST 19, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: September 25, 2017	By:	/s/ Edith Robinson
Edith Robinson
Assistant Corporate Secretary